Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2017		September 30, 2016
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,788,758	570,863	2,885,782	434,809
Cost of goods sold	(3,027,563)	(456,171)	(2,255,034)	(339,772)
Gross profit	761,195	114,692	630,748	95,037
Other operating income, net	50,642	7,630	12,389	1,867
Research and development costs	(139,573)	(21,030)	(161,436)	(24,324)
Selling, general and administrative costs	(374,375)	(56,408)	(320,618)	(48,308)
Operating profit	297,889	44,884	161,083	24,272
Finance costs	(32,667)	(4,922)	(18,532)	(2,792)
Share of profit of associates	31	5	738	111
Share of profit/(loss) of joint ventures	5,591	842	(1,005)	(151)
Profit before tax	270,844	40,809	142,284	21,440
Income tax expense	(46,420)	(6,994)	(29,881)	(4,502)
Profit for the period	224,424	33,815	112,403	16,938
Attributable to:
Equity holders of the parent	165,598	24,952	76,810	11,574
Non-controlling interests	58,826	8,863	35,593	5,364
	224,424	33,815	112,403	16,938
Net earnings per common share
Basic	4.06	0.61	1.89	0.28
Diluted	4.06	0.61	1.89	0.28
Unit sales	82,839		66,013

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2017		September 30, 2016
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	12,441,630	1,874,615	9,928,981	1,496,027
Cost of goods sold	(10,007,097)	(1,507,797)	(7,983,496)	(1,202,895)
Gross profit	2,434,533	366,818	1,945,485	293,132
Other operating income, net	138,836	20,919	51,750	7,797
Research and development costs	(377,197)	(56,833)	(400,662)	(60,369)
Selling, general and administrative costs	(1,225,833)	(184,700)	(1,008,710)	(151,985)
Operating profit	970,339	146,204	587,863	88,575
Finance costs	(75,918)	(11,439)	(68,385)	(10,304)
Share of profit of associates	49	7	11	2
Share of profit/(loss)of joint ventures	10,737	1,618	(5,856)	(882)
Profit before tax	905,207	136,390	513,633	77,391
Income tax expense	(166,019)	(25,015)	(108,837)	(16,399)
Profit for the period	739,188	111,375	404,796	60,992
Attributable to:
Equity holders of the parent	546,067	82,277	289,708	43,651
Non-controlling interests	193,121	29,098	115,088	17,341
	739,188	111,375	404,796	60,992
Net earnings per common share
Basic	13.40	2.02	7.28	1.10
Diluted	13.40	2.02	7.28	1.10
Unit sales	293,487		244,575

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED SELECTED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2017		As of December 31, 2016
			(Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	4,426,534	666,958	4,052,957
Trade and bills receivables	9,548,720	1,438,732	7,057,256
Inventories	1,866,723	281,264	1,663,879
Trade and bills payables	5,411,305	815,336	4,672,750
Short-term and long-term interest-bearing loans and borrowings	1,928,801	290,618	910,406
Equity attributable to equity holders of the parent	7,952,649	1,198,248	7,683,834